TRANS-ORIENT PETROLEUM LTD.

Consolidated Interim Financial Statements

For the three and nine months ended April 30, 2007 and 2006

(Unaudited)

In accordance with National Instrument 51-102, the Company discloses that its auditors have not reviewed the unaudited interim financial statements for the quarter ended April 30, 2007.

Consolidated Interim Balance Sheets
(Expressed in United States Dollars)

	April 30, 2007	July 31, 2006
	(Unaudited – Prepared by	(Unaudited – Prepared by
	Management)	Management)
Assets
Current
Cash	$8,680,590	$451,969
Accounts receivable	24,064	27,809
Prepaid expenses	11,892	4,971
	8,716,546	484,749
Restricted cash	57,495	42,174
Investments (Note 4)	3,512,094	2,304,811
Property and equipment (Note 3)	179,771	83,887
Total Assets	$12,465,906	$2,915,621
Liabilities
Current
Accounts payable and accrued liabilities	$4,929	$12,406
Total Liabilities	4,929	12,406
Shareholders’ Equity
Share capital (Note 7)	23,620,325	13,175,075
Contributed surplus	30,105	-
Deficit	(11,189,453)	(10,271,860)
Total Shareholders’ Equity	12,460,977	2,903,215
Total Liabilities and Shareholders’ Equity	$12,465,906	$2,915,621

See accompanying notes to the consolidated interim financial statements

Consolidated Interim Statements of Operations and Deficit
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	April 30,	April 30,	April 30,	April 30,
	2007	2006	2007	2006

Expenses
General and administrative (Schedule)	$106,472	$89,150	$327,381	$240,465
Foreign exchange	(20,506)	(1,382)	(17,510)	(4,452)
Amortization	1,472	1,157	3,674	4,409

Loss before other items	(87,438)	(88,925)	(313,545)	(240,422)

Other Items:
Interest income	106,319	3,802	185,517	9,092
Gain (loss) on sale of investments	-	36,732	(1,580)	751,368
Recovery of loan receivable previously
written-off	(596)	8,972	101,144	24,268
Stock option compensation	(30,105)	-	(30,105)
Write-down of investments	(859,024)	-	(859,024)	-

Income (loss) from operations	(870,844)	(39,419)	(917,593)	544,306
Non-Controlling interest’s portion of AMG’s
loss	-	-	-	5,782
Income (loss) before unusual item	(870,844)	(39,419)	(917,593)	550,088
Gain related to change of control of AMG	-	-	-	3,147

Net income (loss) for the period	(870,844)	(39,419)	(917,593)	553,235

Deficit – Beginning of period	(10,318,609)	(10,060,812)	(10,271,860)	(10,653,466)

Deficit – End of period	$(11,189,453)	$(10,100,231)	$(11,189,453)	$(10,100,231)

Income (loss) per share - basic	$(0.03)	$(0.00)	$(0.03)	$0.03
- diluted	$(0.03)	$(0.00)	$(0.03)	$0.03

Weighted-average number of common shares outstanding.	31,392,609	17,618,083	31,392,609	17,618,083

See accompanying notes to the consolidated interim financial statements

Consolidated Interim Schedules of General and Administrative Expenses
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	April 30,	April 30,	April 30,	April 30,
	2007	2006	2007	2006

GENERAL AND ADMINISTRATIVE EXPENSES

Accounting and audit	$938	$3,533	$4,013	$9,033
Consulting fees	7,240	5,606	25,389	6,802
Corporate relations and development	25,632	634	80,910	21,025
Director fees	15,000	15,000	45,000	45,000
Filing and transfer agency fees	4,182	13,230	21,794	21,905
Legal	14,172	12,981	24,502	29,521
Office, rent and miscellaneous	11,473	14,314	45,236	40,316
Printing	29	187	7,626	12,188
Travel, promotion and accommodation	19,151	10,560	40,672	20,170
Wages and benefits	8,655	13,105	32,239	34,505

	$106,472	$89,150	$327,381	$240,465

See accompanying notes to the consolidated interim financial statements

Consolidated Interim Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	April 30,	April 30,	April 30,	April 30,
	2007	2006	2007	2006

Net increase (decrease) of cash related to the
following:

Operating Activities
Net income (loss) for the period	$(870,844)	$(39,419)	$(917,593)	$553,235
Items not affecting cash:
Amortization	1,472	1,157	3,674	4,409
Non-controlling interest	-	-	-	(5,782)
Gain on sale of investment	-	(36,732)	(1,580)	(751,368)
Gain related to change of control of AMG	-	-	-	(3,147)
Stock option compensation	30,105		30,105
Write-down of investment	859,024	-	859,024	-
Changes in non-cash working capital items:
Accounts payable and accrued liabilities	(11,312)	(4,801)	(7,477)	4,183
Accounts receivable	(7,608)	(310)	3,745	(2,208)
Prepaid expenses	6,177	44,275	(6,921)	36,733

Net cash provided by (used for) operating activities	7,014	(35,830)	(37,023)	(163,945)

Financing Activities
Restricted cash	(3,268)	-	(15,321)	-
Common stock issued for cash	-	-	10,445,250	-
Net cash provided by (used in) financing activities	(3,268)	-	10,429,929	-

Investing Activities
Disposition of control of subsidiary	-	-	-	(4,917)
Proceeds from sale of investments	-	114,732	3,980	1,329,368
Purchase of investments	-	-	(2,068,707)	(800,000)
Purchase of property and equipment	(15,223)	-	(99,558)	(4,135)

Net cash provided by (used in) investing activities	(15,223)	114,732	(2,164,285)	520,316

Net increase (decrease) in cash	(11,477)	78,902	8,228,621	356,371
Cash - Beginning of period	8,692,067	467,522	451,969	190,053

Cash - End of period	$8,680,590	$546,424	$8,680,590 $	546,424

See accompanying notes to the consolidated interim financial statements

Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Nine Month Period Ended April 30, 2007 and 2006

NOTE 1 – ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The unaudited consolidated interim financial statements of Trans-Orient Petroleum Ltd. and its wholly owned subsidiary DLJ Management Corp., have been prepared in conformity with Canadian generally accepted accounting principles, which were the same accounting policies and methods of computation as the audited consolidated financial statements as at July 31, 2006. The disclosure which follows is incremental to the disclosure included in the annual consolidated financial statements. These interim financial statements to April 30, 2007 should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended July 31, 2006.

NOTE 2 – FUTURE OPERATIONS

The Company does not generate sufficient cash flow from operations to adequately fund its activities and has therefore relied principally upon the issuance of securities and the sale of investments for financing. The Company intends to continue relying upon the issuance of securities and the sale of investments to finance its operations and activities to the extent they are available to the Company and under terms acceptable to the Company. Accordingly, the Company’s consolidated interim financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations.

NOTE 3 - PROPERTY AND EQUIPMENT

				Depletion	Net Book
	Working	Net Book	Additions	Recoveries and	Value at
	Interest	Value at	During the	Write-offs	April 30,
	%	July 31, 2006	Period	During The Period	2007
Oil and Gas Properties
Unproved
New Zealand:
PEP 38348	100	-	21,961	-	21,961
PEP 38349	100	-	67,355	-	67,355
			89,316		89,316
Other:
Apartment and office
equipment		83,887	10,242	(3,674)	90,455
		83,887	99,558	(3,674)	179,771

On November 8, 2006, the Company was awarded 100% interests in two onshore petroleum exploration permits, PEP 38348 and 38349, located in the East Coast Basin of New Zealand totalling 2,163,902 acres.

NOTE 4 - INVESTMENTS

At April 30, 2007, the Company’s ownership interests in investments accounted for under the cost method of accounting are as follows:

				Percentage of
	July 31,	April 30,	April 30,	Ownership/
	2006	2007	2007	Number of
	Carrying	Carrying	Fair	Common
	Value	Value	Value	Shares Held

Cost Method:
AMG Oil Ltd.	$1	$1	$561,973	3.56%/
				826,431
Austral Pacific Energy Ltd.	2,302,410	3,512,093	3,512,093	11.12%/
				3,110,240
Gondwana Energy Ltd.	2,400	-	-
				-
TAG Oil Ltd.	-	-	-	-
	$2,304,811	$3,512,094	$4,074,066

On October 17, 2006, the Company participated in a private placement financing with Austral Pacific Energy Ltd. (“Austral Pacific”), acquiring 1,395,000 shares of Austral Pacific at a price of US$1.30 per share. The Company also acquired 180,300 shares of Austral Pacific at market prices averaging approximately $1.42. As a result of these acquisitions the Company owns 3,110,240 shares of Austral Pacific (11.12%) .

During the nine months ended April 30, 2007, the Company wrote-down it’s investment in Austral Pacific by $859,024 based on a decline in the market value of the shares of Austral Pacific.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to arms-length parties for the same services.

Consulting Agreements

On August 23, 2006, the Company appointed David Bennett, Ph.D., as a Director and subsequently appointed Dr. Bennett to the audit committee. On September 1, 2006 the Company entered into a consulting agreement with Dr. Bennett for one year with monthly compensation of $5,000 and granted a gross overriding royalty of 0.5% on PEP 38348 and 38349. In addition, under the terms set forth in the consulting agreement, Dr. Bennett was granted 200,000 options that vest over two years and are exercisable at a price of $1.00 for a period of five years from the date of the grant. An additional 200,000 options may also be earned based on certain criteria related to the Company’s performance. Prior to his appointment as a Director of the Company on August 23, 2006, Dr. Bennett provided the Company with consulting services at a rate of $5,000 per month.

The Company paid $45,000 to the Company’s President, pursuant to a Consulting Agreement with a private company wholly-owned by the Company’s President. The Consulting Agreement relates to executive services provided to the Company for monthly compensation of $5,000.

Refer to Notes 7 and 9

NOTE 6 - LOAN RECEIVABLE

Subsequent to a write-off, in the 2001 fiscal year, of a loan of $517,115 made to Verida Internet Corp. (“Verida”), the Company negotiated a loan repayment schedule with Verida allowing the Company to receive monthly payments of approximately CAD$15,170. This repayment schedule was revised with an effective date of April 1, 2003 whereby the Company was entitled to receive CAD$3,000 per month including annual interest of 12%, over a period of five years unless paid in full including principle and accrued interest, prior to April 1, 2008.

During the nine months ended April 30, 2007, the Company received CAD$115,800 (April 30, 2006 - $24,268) that included a final lump sum payment of CAD$109,800, relating to the remaining principal and interest owed to the Company under the loan agreement.

NOTE 7 - SHARE CAPITAL

Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	Number
Issued and fully paid:	Of Shares	Amount
Balance at July 31, 2006	17,618,083	$13,175,075
Private Placement	12,972,142	4,540,250
Private Placement	5,905,000	5,905,000
Balance at April 30, 2007	36,495,225	$23,620,325

On January 17, 2007, the Company completed a private placement financing for 5,905,000 units of the Company at a purchase price of $1.00 per unit, for proceeds of $5,905,000. Each unit consists of one common share and a half share purchase warrant, with each full warrant entitling the holder to purchase an additional common share of the Company at a price of $1.35 for a period of eighteen months. At the Company’s option, and after the applicable resale restricted period has expired, the warrants’ expiry date can be accelerated on 30 days notice, should the Company’s shares trade at or higher than $1.75 for ten consecutive trading days.

On August 30, 2006, the Company completed a private placement financing for 12,972,142 units of the Company at a purchase price of $0.35 per unit, for proceeds of $4,540,250. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant allows the holder to acquire an additional common share of the Company at a price of $0.70 per share for two years from the closing date of the financing. At the Company’s option, and after the applicable resale restricted period has expired, the warrants’ expiry date can be accelerated on 30 days notice, should the Company’s shares trade at or higher than $1.25 for ten consecutive trading days.

At April 30, 2007, the following share purchase warrants are outstanding:

Number	Price	Expiry
of Shares	per Share	Date
12,972,142	US$0.70	August 29, 2008
2,952,500	US$1.35	May 18, 2008
15,924,642

At April 30, 2007, the following stock options are outstanding:

Number	Price	Expiry
of Shares	per Share	Date
200,000	US$1.00	September 1, 2011
200,000	US$0.70	November 1, 2011
400,000

On November 1, 2006, the Company granted 200,000 options to a consultant as part of a consulting agreement for corporate relations and development that pays the consultant $6,000 per month. The options are subject to certain vesting provisions over a period of two years and certain resale restrictions upon the options being exercised. The options are exercisable at a price of $0.70 per share for a period of five years from the date of grant.

During the nine month period ended April 30, 2007, the Company applied the Black-Scholes option pricing model using the closing market prices on the grant dates, a volatility ratio of 40% and the risk free interest rate of 7% to calculate an option benefit at the date of grant of $108,580 which is amortized over the two year vesting period of the options resulting in stock option compensation for the period ended April 30, 2007 being recorded of $30,105.

Refer to Note 5

NOTE 8 – COMPARATIVE FIGURES

Certain of the prior periods’ comparative figures may have been reclassified in conformity with the current period’s presentation.

NOTE 9 – SUBSEQUENT EVENT

Subsequent to April 30, 2007, the Company and David Bennett agreed to amend the Consulting Agreement dated September 1, 2006 to increase the monthly remuneration to $10,000 per month.